FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated September 23, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom rolls out new generation access network to cover 1.2 million households by end-2013

Budapest – September 23, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced its new generation access strategy based on which the company will invest in new generation fiber and cable networks to offer its customers super-fast broadband access complementing Magyar Telekom’s mobile broadband leadership. By end-2013, Magyar Telekom plans to cover approximately 780,000 households with a fiber-to-the-home (FTTH) network and upgrade further 380,000 hybrid-fiber-coax network  covered households with EuroDocsis 3.0 technology.

The new corporate structure with its streamlined and integrated operations has laid down the foundations to offer high-quality bundled services both to our residential and business customers under the brands T-Home, T-Mobile and T-Systems. Building on these capabilities, and also driven by the increasing infrastructure-based competition in Hungary, Magyar Telekom commences today a new generation access rollout program with the aim of delivering super-fast broadband services to our customers. The new network will offer higher bandwidth and improved cost efficiency, enabling Magyar Telekom to put a stronger focus on high-quality double/triple play offers at competitive prices, resulting in improved sales and customer retention. On next generation networks with bandwidths of up to 100 Mbit/s customers will be able to enjoy multiple bandwidth-demanding services such as HDTV, video-streaming and high-speed internet access at the same time.

According to the new generation access strategy, Magyar Telekom aims to reach around 200,000 households by end-2009 and increase the number of covered households to 780,000 by end-2013 with a fiber network using mainly G-PON technology. At the same time, Magyar Telekom will upgrade its hybrid-fiber-coax network to EuroDocsis 3.0 in an additional 380,000 households by end-2009 to provide capability to similar high-bandwidth applications. With the planned network deployments altogether close to 1.2 million Hungarian households will be reached with the new generation access network by end-2013.

Commenting on today’s announcement, Magyar Telekom’s Chairman and CEO Christopher Mattheisen said: “These network investments are the next steps in our continuing efforts to reinforce Magyar Telekom as the leading telecommunications and multimedia service provider both in the home and on the move. In addition, the investments are an important step for Hungary in building an information society and increasing Hungary’s competitiveness. The new generation network will enable us to offer super-high speeds to our customers under the T-Home brand. We are also increasingly focused on mobile multimedia and internet services: our T-Mobile customers enjoy high-speed mobile broadband services through our HSDPA network. As a result, we have a unique service portfolio in Hungary offering our customers internet and multimedia services on all viewing platforms: TV, PC and mobile.”

Technology

We intend to use mainly the FTTH G-PON (Gigabyte Passive Optical Network) technology in the fiber rollout. However, specific circumstances may require the use of different technologies on a case-by-case basis. G-PON is a point-to-multipoint, fiber to the premises network architecture which uses unpowered (passive) optical splitters to enable a single optical fiber to serve multiple premises making the technology cost-efficient.

EuroDocsis 3.0 is an upgrade to the current hybrid-fiber-coax (HFC) infrastructure that does not require an upgrade of the physical network itself, but only an upgrade of the equipment at the head-end station and at customer premises.

Financial impacts

Magyar Telekom plans to spend a total CAPEX of HUF 40 billion on its new generation access coverage rollout between 2009 and 2013. Within this, around HUF 10 billion will be spent on the fiber rollout and EuroDocsis 3.0 network upgrade in 2009, which will be absorbed by the annual CAPEX spending of the Magyar Telekom Group. Therefore the total amount of investments in 2009 will remain broadly at the level planned for 2008.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: September 23, 2008